                                  SCHEDULE 13D
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3
                                              ---

                          Patina Oil & Gas Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    703224105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Thomas R. Denison - First Reserve Corporation, 1801 California St., #4110,
                        Denver, CO 80202, (303) 382-1270
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  June 28, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

--------------------                                           -----------------
CUSIP No.  703224105              SCHEDULE 13D                 Page 2 of 8 Pages
--------------------                                           -----------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Corporation
          I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

      NUMBER OF                  0
                      ----------------------------------------------------------
        SHARES               8   VOTING POWER

     BENEFICIALLY

       OWNED BY                  2,421,918
                      ----------------------------------------------------------
         EACH                9   SOLE DISPOSITIVE POWER

      REPORTING                  0

        PERSON        ----------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
         WITH

                                 2,421,918
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,421,918
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                           -----------------
CUSIP No.  703224105              SCHEDULE 13D                 Page 3 of 8 Pages
--------------------                                           -----------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve Fund VII, Limited Partnership
          I.R.S. No.:  06-1457408
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

      NUMBER OF                  0
                      ----------------------------------------------------------
        SHARES               8   VOTING POWER

     BENEFICIALLY

       OWNED BY                  2,421,918
                      ----------------------------------------------------------
         EACH                9   SOLE DISPOSITIVE POWER

      REPORTING                  0

        PERSON        ----------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
         WITH

                                 2,421,918
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,421,918
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

--------------------                                           -----------------
CUSIP No.  703224105              SCHEDULE 13D                 Page 4 of 8 Pages
--------------------                                           -----------------


--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          First Reserve GP VII, L.P.
          I.R.S. No.:  06-1520256
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          N/A

--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
                             7   SOLE VOTING POWER

      NUMBER OF                  0
                      ----------------------------------------------------------
        SHARES               8   VOTING POWER

     BENEFICIALLY

       OWNED BY                  2,421,918
                      ----------------------------------------------------------
         EACH                9   SOLE DISPOSITIVE POWER

      REPORTING                  0

        PERSON        ----------------------------------------------------------
                            10   SHARED DISPOSITIVE POWER
         WITH

                                 2,421,918
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,421,918
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          12.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 3 to the statement on Schedule 13D (the "Statement"), originally filed on October 24, 1997, as amended on July 16, 1998, and as amended on July 7, 1999, is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P., ("GP VII," and collectively, the "Funds"), and First Reserve Corporation ("First Reserve," and together with Fund VII and GP VII, the "Reporting Persons") and relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Patina Oil & Gas Corporation, a Delaware corporation (the "Issuer" or "Patina"). That
Schedule 13D is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by deleting the first two paragraphs and replaced with the following, and by deleting the second sentence of the last paragraph:

         This statement is being filed by First Reserve Fund VII, Limited Partnership, a Delaware limited partnership, and First Reserve GP VII, L.P., a Delaware limited partnership, and First Reserve Corporation, a Delaware corporation. John A. Hill and William E. Macaulay each were previously included as joint filers of this Statement. Neither "controls" First Reserve Corporation for purposes of Section 13 of the Securities Exchange Act of 1934, and both have been removed from this Statement.

         The Funds are Delaware limited partnerships with limited terms of existence. Their principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. Their principal offices are located at 475 Steamboat Road, Greenwich, CT 06830. First Reserve is a Delaware corporation which raises funds for and manages the Funds, as well as several other similar entities. First Reserve's principal business is to act as the managing general partner and provide investment management services to a limited number of investment partnerships, including the Funds.

         The remaining paragraphs of Item 2 are unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following paragraph:

         First Reserve and the Funds intend to review on a continuing basis the Funds' investment in the Issuer and may or may not dispose of additional shares, on the open market or otherwise, subject to: the price and availability of the Issuer's securities; subsequent developments affecting the energy market as a whole; the Issuer and the Issuer's business and prospects, and on the eventual liquidation of the Funds in accordance with their respective partnership agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         (a) As of the date hereof, the Reporting Persons identified in Item 2 are the beneficial owners of Patina Common Stock in the numbers and percentages set forth in the table below:

REPORTING PARTY                                                     NUMBER OF SHARES               PERCENTAGE OF
                                                                   BENEFICIALLY OWNED                CLASS (2)
Fund VII                                                                2,421,918                      12.9%

GP VII (1)                                                              2,421,918                      12.9%

First Reserve (1)                                                       2,421,918                      12.9%

         (1) Consists of 377,420 shares of Common Stock held directly by Fund VII, and 2,044,498 shares receivable upon conversion of 776,903 shares of Preferred Stock held directly by Fund VII. GP VII is the general partner of Fund VII and may be deemed to beneficially own the shares of Common Stock owned by Fund VII. First Reserve, as the general partner of GP VII, may be deemed to beneficially own all of the shares of Common Stock owned by the Funds. The Reporting Persons no longer share beneficial ownership of any shares or options held by Thomas R. Denison which were previously reported on this Statement.

         (2) Based upon 18,846,189 shares of outstanding Common Stock. Includes 16,275,371 common shares reported outstanding by the Issuer as of April 26, 2000, 526,320 shares issued upon conversion of shares of Preferred Stock by Fund VII, and 2,044,498 shares of Common Stock that may be received upon conversion of the additional Preferred Stock owned by the Reporting Persons.

         (b) Each Fund shares with its general partner the power to vote or to direct the vote of the shares directly held by it. GP VII, as the general partner of Fund VII, and First Reserve, in its role as general partner of GP VII, shares with each Fund the power to cause each Fund to dispose of or vote the shares of Common Stock directly held by such Fund.

         (c) During the past 60 days, the following transactions were effected:

REPORTING PARTY                      DATE                 NUMBER OF SHARES            PRICE               TRANSACTION
Fund VII                          5/26/2000                    24,501                $18.075              Common Sold

Fund VII                          5/30/2000                    37,600                $17.955              Common Sold

Fund VII                          5/31/2000                    7,600                 $17.950              Common Sold

Fund VII                           6/1/2000                    49,400                $17.950              Common Sold

Fund VII                          6/16/2000                   200,000                                   Preferred Shares
                                                                                                     Converted into Common
                                                                                                           Shares (1)

Fund VII                          6/19/2000                    18,700                $19.462              Common Sold

Fund VII                          6/22/2000                    7,000                 $18.798              Common Sold

Fund VII                          6/23/2000                    31,200                $19.740              Common Sold

Fund VII                          6/26/2000                    12,000                $19.265              Common Sold

Fund VII                          6/27/2000                    45,000                $19.797              Common Sold

Fund VII                          6/28/2000                    35,000                $20.2939             Common Sold

         (1) On June 16, 2000, Fund VII converted 200,000 shares of its Preferred Stock into 526,320 common shares based upon the fixed conversion ratio of 2.6316 common shares for each share of Preferred Stock owned by Fund VII.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  June 29, 2000.



                                FIRST RESERVE FUND VII, LIMITED
                                PARTNERSHIP

                                By: First Reserve GP VII, LP, as General Partner
                                    By: First Reserve Corporation,
                                         as General Partner


                                    By: /s/ Thomas R. Denison
                                       ----------------------------
                                        Name:  Thomas R. Denison
                                        Title: Managing Director



                                FIRST RESERVE GP VII, LP

                                By: First Reserve Corporation,
                                     as General Partner


                                    By: /s/ Thomas R. Denison
                                       ----------------------------
                                        Name:  Thomas R. Denison
                                        Title: Managing Director



                                FIRST RESERVE CORPORATION


                                By: /s/ Thomas R. Denison
                                   ----------------------------
                                    Name:  Thomas R. Denison
                                    Title: Managing Director